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                         December 21, 2020

       Jason A. Leverone
       Chief Financial Officer
       Miragen Therapeutics Inc.
       6200 Lookout Road
       Boulder, Colorado 80301

                                                        Re: Miragen
Therapeutics Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 15,
2020
                                                            File No. 333-251367

       Dear Mr. Leverone:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Brent D. Fassett, Esq.